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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              PCSupport.com, Inc.

                               (Name of Issuer)

                         Common Stock, $.001 par value

                        (Title of Class of Securities)

                                  69325X 10 0
                                (CUSIP Number)


                               January 11, 2000

            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                        /   /            Rule 13d-1(b)
                        / x /            Rule 13d-1(c)
                        /   /            Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13G


CUSIP No. 69325X 10 0

1        NAME OF REPORTING PERSON

               CGTF, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               77-0525868

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

               California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5     SOLE VOTING POWER

                       0

         6     SHARED VOTING POWER

                       590,000/1/    (See Item 4)

         7     SOLE DISPOSITIVE POWER

                       0

         8     SHARED DISPOSITIVE POWER

                       590,000/1/    (See Item 4)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       590,000/1/    (See Item 4)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

               / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       8.9%

12       TYPE OF REPORTING PERSON*

                       OO

/1/ Includes 240,000 shares of Common Stock that CGTF, LLC has the right to acquire upon exercise of currently exercisable warrants held by CGTF, LLC.

                                       2
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                                 SCHEDULE 13G

CUSIP No. 69325X 10 0


1        NAME OF REPORTING PERSON

              Hundred Acre Dreams, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              77-0525774

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                       (b) / /

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

              California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5    SOLE VOTING POWER

                     0

         6    SHARED VOTING POWER

                     590,000/2/    (See Item 4)

         7    SOLE DISPOSITIVE POWER

                     0

         8    SHARED DISPOSITIVE POWER

                     590,000/2/    (See Item 4)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     590,000/2/    (See Item 4)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

              / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     8.9%

12       TYPE OF REPORTING PERSON*

                     CO

/2/ Includes 240,000 shares of Common Stock that CGTF, LLC, has the right to acquire upon exercise of currently exercisable warrants held by CGTF, LLC. Hundred Acre Dreams, Inc. may be deemed to be a beneficial owner of these shares by reason of its position as managing member of CGTF, LLC. (See Item 4)

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                                 SCHEDULE 13G

CUSIP No. 69325X 10 0


1        NAME OF REPORTING PERSON

                 Antoinette Graves

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5       SOLE VOTING POWER

                         0

         6       SHARED VOTING POWER

                         590,000/3/    (See Item 4)

         7       SOLE DISPOSITIVE POWER

                         0

         8       SHARED DISPOSITIVE POWER

                         590,000/3/    (See Item 4)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         590,000/3/    (See Item 4)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                 / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         8.9%

12       TYPE OF REPORTING PERSON*

                         IN


/3/ Includes 240,000 shares of Common Stock that CGTF, LLC, has the right to acquire upon exercise of currently exercisable warrants held by CGTF, LLC. Ms. Graves may be deemed to be a beneficial owner of these shares by reason of her position as president of Hundred Acre Dreams, Inc., the managing member of CGTF, LLC. (See Item 4)

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                                 SCHEDULE 13G


     This Statement on Schedule 13G relates to shares of common stock, par value $.001 per share (the "Common Stock"), of PCSupport.com, Inc., a Nevada corporation (the "Issuer").

ITEM 1

(a)  Name of Issuer: PCSupport.com, Inc.

(b)  Address of Issuer's Principal Executive Offices:

            Suite 280, 4400 Dominion Street
            Burnaby, British Columbia, Canada V5G 4G3


ITEM 2

(a) - (c)   The persons filing this statement (each, a "Reporting Person") are:
            (i) CGTF, LLC, a California limited liability company, (ii) Hundred
            Acre Dreams, Inc., a California corporation and the managing member of CGTF, LLC, and (iii) Antoinette Graves, a United States citizen and the president of Hundred Acre Dreams, Inc. Each Reporting Person has an office at 200 North Westlake Blvd., Suite 205, Westlake
            Village, California 91362.

(d) Title of Class of Securities: Common Stock, par value $.001 per share

(e)         CUSIP Number: 69325X 10 0

ITEM 3      If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

       (a)  /  /   Broker or Dealer registered under Section 15 of the
                   Act
       (b)  /  /   Bank as defined in section 3(a)(6) of the Act
       (c)  /  /   Insurance company as defined in Section 3(a)(19) of
                   the Act
       (d)  /  /   Investment company registered under Section 8 of the
                   Investment Company Act of 1940
       (e)  /  /   Investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E)
       (f)  /  /   An employee benefit plan or endowment fund in accordance
                   with Rule 13d-1(b)(1)(ii)(F)
       (g)  /  /   A parent holding company or control person in accordance
                   with Rule 13d-1(b)(ii)(G)
       (h)  /  /   A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act
       (i)  /  /   A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the
                   Investment Company Act of 1940
       (j)  /  /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)


ITEM 4      Ownership

     CGTF, LLC currently owns 590,000 shares of Common Stock (including for this purpose 240,000 shares of Common Stock which CGTF, LLC has the right to acquire upon exercise of currently exercisable warrants). This represents 8.9% of the 6,665,569 shares of Common Stock deemed to be outstanding, which includes (a) the 6,425,569 shares of Common Stock stated to be outstanding as of January 11, 2000 by the Issuer in the Issuer's Amendment No. 2 to its Form 10-SB filed with the Securities and Exchange Commission on January 12, 2000 and (b) the 240,000 shares of Common Stock underlying the warrants described above.

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     Hundred Acre Dreams, Inc. is the managing member of CGTF, LLC, and as such has the power to vote or direct the vote, and to dispose or direct the disposition of, the shares of Common Stock owned by CGTF, LLC. Therefore, Hundred Acre Dreams, Inc., may be deemed to be a beneficial owner of these shares under Rule 13d-3.

     Antoinette Graves is the president of Hundred Acre Dreams, Inc, and as such has the power to vote or direct the vote, and to dispose or direct the disposition of, the shares of Common Stock owned by CGTF, LLC. Therefore, Ms. Graves may also be deemed to be a beneficial owner of these shares under Rule 13d-3.

ITEM 5     Ownership of Five Percent or Less of a Class

                       NOT APPLICABLE

ITEM 6     Ownership of More than Five Percent on Behalf of Another
           Person

                       NOT APPLICABLE

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                       NOT APPLICABLE

ITEM 8     Identification and Classification of Members of the Group

                       NOT APPLICABLE

ITEM 9     Notice of Dissolution of Group

                       NOT APPLICABLE

ITEM 10    Certification

     By signing below each of the undersigned certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Exhibits
--------

Exhibit 1 Joint filing Agreement dated January 20, 2000 by and among CGTF, LLC, Hundred Acre Dreams, Inc., and Antoinette Graves.

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                                  SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated:  January 20, 2000

                                   CGTF, LLC

                                   By: HUNDRED ACRE DREAMS, INC.,
                                          its Managing Member


                                   By: /s/ ANTOINETTE GRAVES
                                       ---------------------------------
                                           ANTOINETTE GRAVES
                                           President


                                   HUNDRED ACRE DREAMS, INC.


                                   By: /s/ ANTOINETTE GRAVES
                                       ---------------------------------
                                           ANTOINETTE GRAVES
                                           President


                                   /s/ ANTOINETTE GRAVES
                                   ------------------------------------
                                   ANTOINETTE GRAVES

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